Exhibit 99.8

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code / : 00525)
Change Request Form
To: Guangshen Railway Company Limited (the “Company”)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen’s Road East, Wanchai, Hong Kong
I/We would like to receive the current and future Corporate Communications of the Company in the manner as indicated below:
(Please mark ONLY ONE (X) of the following boxes)
☐ to read the Website version of all current and future Corporate Communications published on the Company’s website in place of receiving printed copies and receive a printed notification of the publication of the Website Version; OR
☐ to receive the printed English version of all current and future Corporate Communications ONLY; OR
☐ to receive the printed Chinese version of all current and future Corporate Communications ONLY; OR
☐ to receive both printed English and Chinese versions of all current and future Corporate Communications.
Signature:
Contact telephone number:
Date:
Notes:
1. Please complete all your details clearly.
2. Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
3. The above instruction will apply to all current and future Corporate Communications to be sent to you until you notify otherwise by reasonable notice in writing to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.
4. If you have any difficulty in receiving or gaining access to the Corporate Communication for any reason, the Company will promptly upon your notice send the printed version of the Corporate Communication to you free of charge.
5. For the avoidance of doubt, we do not accept any special instructions written on this Change Request Form.